Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 26, 2008

Registration Statement No. 333-143095

March 27, 2008

NuStar Energy L.P.

Pricing Sheet

4,450,000 Common Units Representing Limited Partner Interests

Issuer:	NuStar Energy L.P.
Symbol:	NS
Common Units offered:	4,450,000 common units
Greenshoe:	667,500 common units
Price to public:	$48.75 per unit
Gross Proceeds:	$216,937,500
Closing date:	April 2, 2008
CUSIP:	67058H 10 2
Underwriters:	Goldman, Sachs & Co.
Wachovia Capital Markets, LLC
Citigroup Global Markets Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

We have been advised by the underwriters that, prior to purchasing the units being offered pursuant to the prospectus supplement, one of the underwriters purchased, on behalf of the syndicate, 5,400 common units at an average price of $48.75 per common unit in stabilizing transactions.

We will use the net proceeds from this offering (after payment of offering expenses) of approximately $208.1 million and the approximately $4.4 million contribution from our general partner to maintain its general partner interest in us to repay all of the $124 million of borrowings outstanding under our new term credit facility and approximately $88.5 million of the outstanding principal balance under our revolving credit facility.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was declared effective on May 18, 2007. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-866-471-2526 (Goldman, Sachs & Co.) or 1-800-326-5897 or by e-mailing a request to equity.syndicate@wachovia.com (Wachovia Capital Markets, LLC).